SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	June 27, 2007 at 14.00 GMT

Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso’s subsidiary Papyrus to build new Scandinavian Central Warehouse in Sweden

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that its subsidiary paper merchant Papyrus is to build a new 27 000 m2 Scandinavian Central Warehouse in the Port of Göteborg in Sweden. Papyrus is purchasing 49 000 m2 of land from Scandinavian Distripoint AB, a company owned by the City of Göteborg, for the building site at a cost of EUR 3.2 million. The total capital expenditure in the project will be EUR 35 million. Construction work is scheduled to start in the first quarter of 2008 and the warehouse is expected to be fully operational at the beginning of 2010.

The greenfield site and the new Scandinavian warehouse will be financed by the capital released through the sale of warehouses and office properties in Sweden and Denmark on 19 June 2007. The Scandinavian Central Warehouse is part of the Papyrus strategy to increase efficiency and improve service. The new central warehouse will give Scandinavian customers access to a wider product range with improved product availability.

“Göteborg is logistically the optimal location for Papyrus with its well-developed infrastructure, immediate proximity to the big freight flows and closeness to our Scandinavian customers. The new warehouse will increase our flexibility and ensure we improve our already attractive service to our customers,” says Mats Nordlander, President of Papyrus.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Mats Nordlander, President of Papyrus, tel. +46 703 370890

www.storaenso.com

www.storaenso.com/investors

Papyrus is a wholly-owned paper merchanting subsidiary of Stora Enso with net sales of EUR 1907 million in 2006. Papyrus holds a leading market position in continental Europe and is Europe’s second-largest paper merchant. It supplies 1.8 million tonnes of paper annually. Papyrus currently has a presence in 20 European countries and employs 3150 people. Papyrus is represented locally both under its own brand name and as Schneidersöhne, Papeteries de France, Sihl+Eika, Scaldia, Classen-Papier and Giger Papier. Although Papyrus operates under different names, it has a coherent one-company commitment to offering quality products, high service levels and superior logistical solutions.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products - all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel